

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 19, 2015

<u>Via E-mail</u>
Mr. Shoichi Aoki
Director, Managing Executive Officer and
  General Manager of Corporate Financial and
  Accounting Group
Kyocera Corporation
6, Takeda Tobadono-cho, Fushimi-ku,
Kyoto 612-8501, Japan

> **Re:     Kyocera Corporation**
> **Form 20-F for the fiscal year ended March 31, 2015**
> **Filed June 30, 2015**
> **File No. 001-07952**

Dear Mr. Aoki:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2015</u>

<u>Item 18.  Financial Statements</u>

<u>Consolidated Statements of Income, page F-4</u>

1.  We note from page F-26 that in fiscal 2015, Kyocera recognized an impairment loss on goodwill in the amount of ¥18,456 million and included the amount in selling, general and administrative expenses.  Since the amount is not associated with a discontinued operation, in future filings please present the amount of the goodwill impairment loss as a separate line item in the consolidated statement of income consistent with FASB ASC 350-20-45-2.

Note 1.  Accounting Policies

Allowances for Doubtful Accounts, F-11

2. We note that when Kyocera determines it is unable to collect receivables, Kyocera directly writes-off these receivables to expenses in the period incurred.  Please explain to us how you apply FASB ASC 310-10-35-8 through 35-10 in determining the amount and timing of the recognition of losses on receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker at (202) 551-3616, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions.  You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery